UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2026

Commission File Number: 001-41663

Chanson International Holding

B9 Xinjiang Chuangbo Zhigu Industrial Park

No. 100 Guangyuan Road, Shuimogou District

Urumqi, Xinjiang, China

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒    Form 40-F ☐

EXPLANATORY NOTE

Chanson International Holding (the “Company”) is filing this report of foreign private issuer on Form 6-K to report its financial results for the six months ended June 30, 2026 and to discuss its recent corporate developments.

Attached as exhibits to this report of foreign private issuer on Form 6-K are:

(1) the unaudited condensed consolidated interim financial statements and related notes as Exhibit 99.1;

(2) a press release dated September 18, 2026, titled “Chanson International Holding Announces First Half of Fiscal Year 2026 Financial Results” as Exhibit 99.2; and

(3) Interactive Data File disclosure as Exhibit 101 in accordance with Rule 405 of Regulation S-T.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

Statements in this report of foreign private issuer with respect to the Company’s current plans, estimates, strategies and beliefs and other statements that are not historical facts are forward-looking statements about the future performance of the Company. Forward-looking statements include, but are not limited to, those statements using words such as “believe,” “expect,” “plans,” “strategy,” “prospects,” “forecast,” “estimate,” “project,” “anticipate,” “aim,” “intend,” “seek,” “may,” “might,” “could” or “should,” and words of similar meaning in connection with a discussion of future operations, financial performance, events or conditions. From time to time, oral or written forward-looking statements may also be included in other materials released to the public. These statements are based on management’s assumptions, judgments and beliefs in light of the information currently available to it. The Company cautions investors that a number of important risks and uncertainties could cause actual results to differ materially from those discussed in the forward-looking statements, including but not limited to, product and service demand and acceptance, changes in technology, economic conditions, the impact of competition and pricing, government regulation, and other risks contained in reports filed by the Company with the U.S. Securities and Exchange Commission. Therefore, investors should not place undue reliance on such forward-looking statements. Actual results may differ significantly from those set forth in the forward-looking statements.

All such forward-looking statements, whether written or oral, and whether made by or on behalf of the Company, are expressly qualified by the cautionary statements and any other cautionary statements which may accompany the forward-looking statements. In addition, the Company disclaims any obligation to update any forward-looking statements to reflect events or circumstances after the date hereof.

Incorporation by Reference

The contents of this Current Report on Form 6-K are hereby incorporated by reference into (i) the Company’s registration statement on Form S-8 (File No. 333-288739) filed with the SEC on July 18, 2025 and (ii) the Company’s registration statement on Form F-3 (File No. 333-289600) that was initially filed with the SEC on August 14, 2025 and declared effective by the SEC on September 30, 2025.

EXHIBIT INDEX

Exhibit No.	Description
99.1	Unaudited Condensed Consolidated Financial Statements and Related Notes as of June 30, 2026 and for the Six Months Ended June 30, 2026 and 2025
99.2	Press release titled “Chanson International Holding Announces First Half of Fiscal Year 2026 Financial Results”
101.INS	Inline XBRL Instance Document (the instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document).
101.SCH	Inline XBRL Taxonomy Extension Schema Document.
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document.
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document.
101.LAB	Inline XBRL Taxonomy Extension Labels Linkbase Document.
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document.
104	Cover Page Interactive Data File (formatted as inline XBRL and contained in Exhibit 101).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Chanson International Holding

Date: September 18, 2026	By:	/s/ Gang Li
	Name:	Gang Li
	Title:	Chief Executive Officer, Director, and Chairman of the Board of Directors

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